Exhibit 99.1

ATA Reports Fiscal 2014 Fourth Quarter and Year-end Financial Results

Company to Hold Conference Call on May 30, 2014, at 8 a.m. ET

Delivered 9.4 Million Billable Tests in Fiscal 2014

Declares Special Dividend of US$0.41 per ADS

Beijing, China, May 29, 2014 (NY) / May 30, 2014 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2014 (“Fourth Quarter 2014” and “Fiscal Year 2014,” respectively).

Fiscal Year 2014 Financial and Operating Highlights (percentage changes and comparisons against fiscal year ended March 31, 2013 (“Fiscal Year 2013”))

•                  Net revenues of RMB384.7 million (US$61.9 million), up 4.9%

•                  Gross profit of RMB196.2 million (US$31.6 million), up 10.3%

•                  Income from operations of RMB41.4 million (US$6.7 million), up 53.2% despite a royalty fee impairment of RMB12.0 million resulting from the termination of the exclusive distributor contract between Educational Testing Services (“ETS”) and ATA for the Test of English for International Communication (“TOEIC”) and its related products

•                  Net income of RMB27.3 million (US$4.4 million), up 17.5% despite RMB11.3 million in withholding tax expenses for a special dividend paid from an ATA China subsidiary to its BVI holding company during Fourth Quarter 2014 and RMB12.0 million impairment of prepaid royalties to ETS

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) of RMB37.9 million (US$6.1 million), compared to RMB36.0 million

•                  Basic and diluted earnings per ADS were both RMB1.18 (US$0.20). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) were both RMB1.64 (US$0.26).

•                  Net cash generated from operations of RMB37.3 million (US$6.0 million). As of March 31, 2014, ATA’s cash and cash equivalents were RMB311.9 million (US$50.2 million) with no long-term debt.

•                  Delivered approximately 9.4 million billable tests, up 7.6%

Fourth Quarter 2014 Financial and Operating Highlights (percentage changes and comparisons against fiscal fourth quarter ended March 31, 2013 (“Fourth Quarter 2013”))

•                  Net revenues of RMB58.7 million (US$9.4 million), up 12.3%

•                  Gross profit of RMB33.6 million (US$5.4 million), up 12.8%

•                  Loss from operations of RMB2.3 million (US$0.4 million), compared to RMB7.4 million

•                  Net loss of RMB13.4 million (US$2.2 million), which included RMB11.3 million in special dividend-related withholding tax, compared to RMB6.1 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) of RMB9.6 million (US$1.5 million), compared to RMB2.8 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for Fourth Quarter 2014 were both RMB0.42 (US$0.06)

•                  Delivered approximately 1.3 million billable tests, up 26.1%

Fiscal Year 2015 Outlook

•                  For the fiscal year ending March 31, 2015 (“Fiscal Year 2015”), ATA expects net revenues of between RMB385.0 million and RMB405.0 million and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which includes planned investments of up to RMB30.0 million to maintain and expand ATA’s business.

•                  For the quarter ending June 30, 2014 (“First Quarter 2015”), ATA expects net revenues of between RMB74.0 million and RMB84.0 million.

Mr. Cheng-Yaw Sun, ATA’s Chief Executive Officer, stated, “Fiscal Year 2014 was a year marked by success, as well as some challenges. We delivered over 1.5 million National Unified Certified Public Accountants (‘CPA’) exams across China and the Hong Kong and Macau Special Administrative Regions using ATA’s advanced testing technologies for the second consecutive year in October, versus 1.4 million exams in the prior fiscal year. During Fiscal Year 2014, ATA also delivered increased volumes of exams for the China Banking Association, the security guard exam, as well as exams for our HR Select clients. As a result of these efforts, ATA delivered 9.4 million billable exams during Fiscal Year 2014, a 7.6% increase over the prior fiscal year. The Company also faced some challenges during the fiscal year, including decreased demand for the Securities Association of China (‘SAC’) exam and the termination of ATA’s exclusive distributor contract with ETS for TOEIC and its related products. In spite of these hurdles, our gross margin for Fiscal Year 2014 increased to 51.1%, from 48.5% in the prior fiscal year, mainly due to the year-over-year decrease in our average monitoring costs.”

Mr. Sun continued, “We were very pleased with the growth we achieved in our HR Select business during Fiscal Year 2014 and will continue our efforts to grow this business into the future. We have also made progress on our mobile testing system (‘MTS’) project this fiscal year and are very pleased to have secured a contract with the Chancellor, Masters and Scholars of the University of Cambridge (‘Cambridge’), an affiliate of the University of Cambridge, and a leading global provider of language instruction for learners and teachers of English. Under the terms of this contract, ATA has been appointed the global exclusive technology provider for Cambridge English Junior Exam, which includes services such as test hosting, authoring, and marking through our delivery technologies and platform. Out of all the Young Learners Exams’ English markets, Cambridge and ATA have already launched the Cambridge English Junior Exam in six markets across Europe, Asia and South America. We are excited to be continuing our partnership with Cambridge, which we believe validates MTS as a strong addition to ATA’s portfolio of products.”

Operating Review

In Fourth Quarter 2014, ATA delivered a total of 1.3 million billable tests. In Fiscal Year 2014, ATA delivered a total of 9.4 million billable tests, compared to 8.7 million in Fiscal Year 2013. The Company had a network of 3,048 authorized test centers throughout China as of March 31, 2014, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered more than 57.3 million billable tests since it began operations in 1999.

GAAP Results

Fiscal Year 2014

For Fiscal Year 2014, net revenues were RMB384.7 million (US$61.9 million), an increase of 4.9% from RMB366.7 million in Fiscal Year 2013. The growth in net revenues was driven by higher revenues from the private sector business.

Net revenues from the testing services business increased 6.9% to RMB358.8 million (US$57.7 million), primarily due to increased volumes of the CPA exam, exams delivered for the China Banking Association, the security guard exam, and exams delivered for the private sector, which were partially offset by decreased SAC exam volumes.

Net revenues from test preparation and training solutions was RMB5.9 million (US$1.0 million) in Fiscal Year 2014, compared to RMB11.3 million in Fiscal Year 2013, primarily as a result of decreased revenue contributions from online continuing education services for the securities industry.

Other revenues remained flat at RMB19.9 million (US$3.2 million) in Fiscal Year 2014, compared to RMB19.5 million in Fiscal Year 2013.

Gross profit for Fiscal Year 2014 increased 10.3% to RMB196.2 million (US$31.6 million), from RMB177.8 million in Fiscal Year 2013. Gross margin was 51.0 % in Fiscal Year 2014, compared to 48.5% in Fiscal Year 2013, largely due to a year-over-year decrease in average monitoring costs and additional revenues from licensing fees resulting from a simulation contract with Microsoft.

Operating expenses for Fiscal Year 2014 were RMB154.8 million (US$24.9 million), compared to RMB150.8 million in Fiscal Year 2013. This increase was primarily due to the impairment loss related to prepaid royalties of RMB12.0 million to ETS.

Income from operations for Fiscal Year 2014 increased 53.2% to RMB41.4 million (US$6.7 million), from RMB27.0 million in Fiscal Year 2013.

Net income for Fiscal Year 2014 increased 17.5% to RMB27.3 million (US$4.4 million), from RMB23.2 million in Fiscal Year 2013, despite increased expenses of RMB11.3 million in withholding tax expenses for a special dividend that was paid from the Company’s China subsidiary to its BVI holding company during Fourth Quarter 2014 and RMB12.0 million in impairment loss related to prepaid royalties to ETS. Basic and diluted earnings per common share for Fiscal Year 2014 were both RMB0.59 (US$0.10), and basic and diluted earnings per ADS were both RMB1.18 (US$0.20).

Fourth Quarter 2014

For Fourth Quarter 2014, ATA’s total net revenues increased 12.3% to RMB58.7 million (US$9.4 million), from RMB52.2 million in Fourth Quarter 2013, primarily due to higher revenues from the testing services business. Net revenues from TOEIC and HR Select for Fourth Quarter 2014 were RMB17.4 million (US$2.8 million), compared to RMB16.8 million in Fourth Quarter 2013, as a result of decreased volumes of TOEIC, primarily due to the termination of the exclusive distributor contract between ETS and ATA for TOEIC and its related products.

Gross profit for Fourth Quarter 2014 increased 12.8% to RMB33.6 million (US$5.4 million), from RMB29.8 million in Fourth Quarter 2013. Gross margin improved to 57.3% in Fourth Quarter 2014, compared to 57.0% in Fourth Quarter 2013.

Loss from operations in Fourth Quarter 2014 was RMB2.3 million (US$0.4 million), compared to RMB7.4 million in Fourth Quarter 2013.

Net loss for Fourth Quarter 2014 was RMB13.4 million (US$2.2 million), compared to RMB6.1 million in Fourth Quarter 2013, as a result of RMB11.3 million in special dividend-related withholding tax expense. For Fourth Quarter 2014, basic and diluted losses per common share were both RMB0.30 (US$0.05), compared to RMB0.14 in Fourth Quarter 2013. Basic and diluted losses per ADS were both RMB0.60 (US$0.10) in Fourth Quarter 2014, compared to RMB0.28 in Fourth Quarter 2013.

Non-GAAP Measures

Adjusted net income for Fiscal Year 2014, which excludes share-based compensation expense and foreign currency exchange gain/loss (non-GAAP), totaled RMB37.9 million (US$6.1 million), compared to RMB36.0 million in the prior fiscal year. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for Fiscal Year 2014 were both RMB0.82 (US$0.13).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for Fiscal Year 2014 were both RMB1.64 (US$0.26), compared to RMB1.58 in the prior fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Special Dividend of US$0.41 per ADS

ATA also announced that its Board of Directors has declared a special dividend of US$0.205 per common share, or US$0.41 per ADS. The total amount of cash distributed in the dividend is expected to be approximately US$10.0 million. The dividend will be paid on or around July 31, 2014, to all shareholders of record as of the close of business on June 30, 2014.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2014 was 22.6 million. The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fiscal Year 2014 was 22.6 million. Each ADS represents two common shares.

Guidance for Fiscal Year 2015 and for First Quarter 2015

For First Quarter 2015, ATA expects net revenues of between RMB74.0 million and RMB84.0 million.

For Fiscal Year 2015, ATA expects net revenues of between RMB385.0 million and RMB405.0 million and non-GAAP net income of between RMB28.0 million and RMB38.0 million.

Estimated Financial Results

(Unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2015	Actual for the year ended March 31, 2014
Net Revenues	385.0-405.0	384.7
Non-GAAP Net Income	28.0-38.0	37.9

	Estimated for the quarter ending June 30, 2014	Actual for the quarter ended June 30, 2013
Net Revenues	74.0-84.0	92.1

Mr. Sun concluded, “Securing the MTS contract with Cambridge and the second successful delivery of the CPA exam were significant milestones for ATA in Fiscal Year 2014. As online and mobile technologies are being increasingly accepted and implemented in lieu of traditional paper-and-pencil testing in the education and assessment space in China, we intend to capitalize on this momentum in Fiscal Year 2015. We will also continue working to grow our HR Select business, as well as MTS business. All of these efforts will contribute to our goal of further diversifying ATA’s revenue mix between government-sponsored exams and corporate assessment exams, which we believe is vital to the Company’s long-term growth. ATA continues to operate on the strict cost structure that has helped to contribute to the success of its scalable business model and its ability to generate excess cash flow to finance the Company’s continued growth, and we look forward to continue growing our business in Fiscal Year 2015.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2014 and in Fiscal Year 2014 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, May 30, 2014, during which management will discuss the results of Fourth Quarter 2014 and Fiscal Year 2014. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1629
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	56209269

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/4535.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of March 31, 2014, ATA’s test center network comprised 3,048 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 57.3 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2015 and Fiscal Year 2015 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s CPA, security guard and Cambridge English Junior Exam and other businesses, including its HR Select and MTS businesses, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2013, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn.For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2013.

The Company has not completed its audit of Fiscal Year 2014 financial statements and the selected unaudited financial results for the Fourth Quarter 2014 and Fiscal Year 2014 announced today are subject to adjustments. The anticipated results for the Fourth Quarter 2014 and Fiscal Year 2014 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fiscal Year 2014 and Fourth Quarter 2014 ended March 31, 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2164 to US$1.00, the noon buying rate as of March 31, 2014, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash	290,029,715	311,947,098	50,181,311
Restricted cash	—	2,700,000	434,354
Accounts receivable, net	51,114,718	68,353,075	10,995,604
Prepaid expenses and other current assets	13,625,663	15,092,674	2,427,881
Total current assets	354,770,096	398,092,847	64,039,130

Property and equipment, net	61,310,690	55,814,182	8,978,538
Goodwill	23,422,850	31,011,902	4,988,724
Intangible assets, net	15,082,874	1,792,935	288,420
Other assets	3,231,971	4,524,858	727,890
Total assets	457,818,481	491,236,724	79,022,702
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables	72,191,260	68,766,143	11,062,052
Deferred revenues	7,376,527	8,383,327	1,348,582
Total current liabilities	79,567,787	77,149,470	12,410,634

Deferred revenues	2,644,294	2,195,382	353,160
Deferred tax liabilities	58,681	—	—
Total liabilities	82,270,762	79,344,852	12,763,794

Shareholders’ equity:
Common shares	3,461,060	3,474,894	558,988
Treasury shares	(329,357)	(461,885)	(74,301)
Additional paid-in capital	427,443,700	437,396,895	70,361,768
Accumulated other comprehensive loss	(26,379,146)	(27,145,929)	(4,366,824)
Accumulated deficit	(28,648,538)	(1,372,103)	(220,723)
Total shareholders’ equity	375,547,719	411,891,872	66,258,908
Total liabilities and shareholders’ equity	457,818,481	491,236,724	79,022,702

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	44,719,538	51,542,430	8,291,363
Test preparation and training solutions	2,424,388	246,371	39,632
Other revenue	5,084,067	6,871,155	1,105,328
Total net revenues	52,227,993	58,659,956	9,436,323
Cost of revenues	22,436,934	25,061,085	4,031,447
Gross profit	29,791,059	33,598,871	5,404,876

Operating expenses:
Research and development	5,608,320	8,235,283	1,324,767
Sales and marketing	8,107,845	12,580,996	2,023,840
General and administrative	23,498,509	15,128,132	2,433,584
Total operating expenses	37,214,674	35,944,411	5,782,191
Loss from operations	(7,423,615)	(2,345,540)	(377,315)

Other income:
Interest income	734,966	2,167,854	348,732
Foreign currency exchange gain (loss), net	37,257	(334,324)	(53,781)
Non-operating income	—	1,072,453	172,520
Total other income	772,223	2,905,983	467,471
Income/(Loss) before income taxes	(6,651,392)	560,443	90,156

Income tax benefit (expense)	529,293	(13,950,550)	(2,244,153)
Net loss	(6,122,099)	(13,390,107)	(2,153,997)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(111,263)	128,161	20,617
Comprehensive loss	(6,233,362)	(13,261,946)	(2,133,380)

Basic losses per common share	(0.14)	(0.30)	(0.05)

Diluted losses per common share	(0.14)	(0.30)	(0.05)

Basic losses per ADS	(0.28)	(0.60)	(0.10)

Diluted losses per ADS	(0.28)	(0.60)	(0.10)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	March 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	335,790,689	358,837,352	57,724,302
Test preparation and training solutions	11,343,066	5,949,183	957,014
Other revenue	19,541,740	19,881 ,843	3,198,289
Total net revenues	366,675,495	384,668,378	61,879,605
Cost of revenues	188,831,873	188,480,346	30,319,855
Gross profit	177,843,622	196,188,032	31,559,750

Operating expenses:
Research and development	21,846,305	27,673,298	4,451,660
Sales and marketing	49,394,470	47,259,273	7,602,354
General and administrative	79,589,419	67,867,384	10,917,474
Impairment of intangible assets	—	12,009,457	1,931,899
Total operating expenses	150,830,194	154,809,412	24,903,387
Income from operations	27,013,428	41,378,620	6,656,363

Other income:
Interest income	3,122,304	4,770,024	767,329
Foreign currency exchange gain, net	77,240	(49,200)	(7,915)
Non-operating income	—	1,072,453	172,520
Total other income	3,199,544	5,793,277	931,934
Income before income taxes	30,212,972	47,171,897	7,588,297

Income tax expense	(7,004,982)	(19,895,462)	(3,200,480)
Net income	23,207,990	27,276,435	4,387,817

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(374,747)	(766,783)	(123,348)
Comprehensive income	22,833,243	26,509,652	4,264,469

Basic earnings per common share	0.50	0.59	0.10

Diluted earnings per common share	0.50	0.59	0.10

Basic earnings per ADS	1.00	1.18	0.20

Diluted earnings per ADS	1.00	1.18	0.20

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2013	2014	2013	2014
	RMB	RMB	RMB	RMB

GAAP net income (loss)	(6,122,099)	(13,390,107)	23,207,990	27,276,435
Share-based compensation expenses	3,325,184	3,498,073	12,874,056	10,534,910
Foreign currency exchange (gain) loss, net	(37,257)	334,323	(77,240)	49,200
Non-GAAP net income (loss)	(2,834,172)	(9,557,711)	36,004,806	37,860,545

GAAP earnings (losses) per common share
Basic	(0.14)	(0.30)	0.50	0.59
Diluted	(0.14)	(0.30)	0.50	0.59

Non-GAAP earnings (losses) per common share
Basic	(0.06)	(0.21)	0.79	0.82
Diluted	(0.06)	(0.21)	0.79	0.82